NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

October 10, 2023

Via EDGAR

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennie Beysolow
Lilyanna Peyser

Re:	PSQ Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 8, 2023 File No. 333-273830

Dear Ms. Beysolow and Ms. Peyser:

On behalf of PSQ Holdings, Inc. (the “Company”), we are hereby responding to the letter dated October 4, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on September 8, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed September 8, 2023

Cover page

1.	We note your disclosure of the exercise price of the warrants compared to the market price of the Class A Common Stock and that you “will not receive any proceeds from the issuance of shares of Class A Common Stock upon the exercise of the Warrants unless the holders of the Warrants exercise their Warrants for cash.” Please revise here and in the prospectus summary section, as you do on pages 43 and 70, to discuss the likelihood that warrant holders will exercise their Warrants for cash.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 6 of the prospectus contained in the Amended Registration Statement.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | ILLINOIS | MARYLAND | MASSACHUSETTS | MINNESOTA
NEW YORK | NORTH CAROLINA | OHIO | PENNSYLVANIA | SOUTH CAROLINA | TENNESSEE | TEXAS | VIRGINIA | WEST VIRGINIA

October 10, 2023

Exhibit 5.1

2.	We note that the opinion is limited to the General Corporation Law of the State of Delaware, however it appears that the Resale Warrants, as defined in the opinion, are governed by New York law. Please revise the opinion accordingly, or advise.

Response:	The Company acknowledges the Staff’s comment and has filed a revised Exhibit 5.1 to the Amended Registration Statement.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Michael Seifert, PSQ Holdings, Inc.
Stephen Moran, PSQ Holdings, Inc.